UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 33)*

TOP SHIPS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y8897Y701
(CUSIP Number)
George Economou G.C. Economou & Associates 11 Kanari Street 106 71 Athens, Greece 011 (30) 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 9, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y701

1.	NAME OF REPORTING PERSONS Family Trading Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 2,135,118(1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 2,135,118(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,135,118(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(2)
14.	TYPE OF REPORTING PERSON CO
____________________
(1) Represents 118 Common Shares (defined in Item 1 below) currently held by Family Trading Inc. and 2,135,000 Common Shares issuable upon the conversion of $1.3 million of outstanding debt held by Family Trading Inc. under the Amended Family Trading Credit Facility (defined in Item 6 below).

(2) See Item 5(a)

CUSIP No.	Y8897Y701

1.	NAME OF REPORTING PERSONS Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 27(1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

27(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%(2)

14.	TYPE OF REPORTING PERSON CO
____________________
(1) Represents 27 Common Shares currently held by Sovereign Holdings Inc.

(2) See Item 5(a).

CUSIP No.	Y8897Y701

1.	NAME OF REPORTING PERSONS Epsilon Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 12(1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

12(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%(2)

14.	TYPE OF REPORTING PERSON CO
____________________
(1) Represents 12 Common Shares currently held by Epsilon Holdings Inc.

(2) See Item 5(a).

CUSIP No.	Y8897Y701

1.	NAME OF REPORTING PERSONS Oscar Shipholding Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 8(1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

8(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%(2)

14.	TYPE OF REPORTING PERSON CO
____________________
 (1) Represents 8 Common Shares currently held by Oscar Shipholding Ltd.

(2) See Item 5(a).

CUSIP No.	Y8897Y701

1.	NAME OF REPORTING PERSONS Race Navigation Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 7,787,514(1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 7,787,514(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,787,514(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.1%(2)

14.	TYPE OF REPORTING PERSON CO
____________________
(1) Represents 14 Common Shares currently held by Race Navigation Inc. and 7,787,500 Common Shares issuable upon exercise of warrants currently held by Race Navigation Inc. See Item 3 below.

(2) See Item 5(a).

CUSIP No.	Y8897Y701

1.	NAME OF REPORTING PERSONS Tankers Family Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 10(1)(2)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

10(1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10(1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%(3)

14.	TYPE OF REPORTING PERSON CO
____________________
(1) Represents 10 Common Shares currently held by Tankers Family Inc.

(2) On May 8, 2017, the Issuer (defined below) issued 100,000 shares of Series D Preferred Stock to Tankers Family Inc. One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. Shares of the Series D Preferred Stock are not convertible into Common Shares. See Item 6.

(3) See Item 5(a).

CUSIP No.	Y8897Y701

1.	NAME OF REPORTING PERSONS The Lax Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 9,922,691(1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

9,922,691(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,922,691(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2%(2)

14.	TYPE OF REPORTING PERSON OO
____________________
(1) The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. The Lax Trust is the sole shareholder of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Oscar Shipholding Ltd, Race Navigation Inc., and Tankers Family Inc., each a Marshall Islands corporation (collectively, the "Holding Companies") and may be deemed to beneficially own all of the Common Shares and shares of Series D Preferred Stock beneficially owned by the Holding Companies, as applicable.

(2) See Item 5(a).

This Amendment No. 33 (this "Amendment No. 33") amends and supplements the Schedule 13D/A (the "Schedule 13D/A") filed with the U.S. Securities and Exchange Commission (the "Commission") on behalf of Family Trading Inc. ("Family Trading"), Sovereign Holdings Inc. ("Sovereign"), Epsilon Holdings Inc. ("Epsilon"), Oscar Shipholding Ltd ("Oscar"), Race Navigation Inc. ("Race Navigation"), Tankers Family Inc. ("Tankers Family"), and the Lax Trust (the "Trust", and collectively, the "Reporting Persons") on September 22, 2017. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D/A filed with the Commission on September 22, 2017.

Item 1.	Security and Issuer

This Amendment No. 33 is being filed with respect to the outstanding shares of common stock, par value $0.01 per share (the "Common Shares") of TOP Ships Inc., a corporation incorporated in the Marshall Islands (the "Issuer").

The address of the principal executive offices of the Issuer is:

1 Vasilisis Sofias and Megalou Alexandrou Str
15124 Maroussi
Greece

Item 2.	Identity and Background.

(a, b, c and f.) This Amendment No. 33 is being filed on behalf of the Reporting Persons. Unless otherwise noted, the principal business address of the persons listed in Item 2 is 11 Kanari Street, 106 71 Athens, Greece. Unless otherwise indicated, the present principal occupation of each person is with the applicable Reporting Person.

The business address of the Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. The Trust is an irrevocable trust established under the laws of New Zealand under an agreement dated March 12, 2015 for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. The New Zealand Trust Corporation Limited is the trustee (the "Trustee") of the Trust.  The Trust may be deemed to own all of the outstanding shares of the Holding Companies.

Family Trading is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company. Dimosthenis Eleftheriadis is the President, Treasurer and Director of Family Trading and Stylianos Giamanis is the Vice President and Secretary of Family Trading. Mr. Eleftheriadis is a citizen of Greece and Mr. Giamanis is a citizen of Greece.

Sovereign is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company. Annita Hadjipaschali is the President and Director of Sovereign, Stylianos Giamanis is the Vice President and Director of Sovereign and Pinelopi Platsouka is the Secretary, Treasurer and Director of Sovereign. Ms. Hadjipaschali is a citizen of Greece, Mr. Giamanis is a citizen of Greece and Ms. Platsouka is a citizen of Greece.

Epsilon is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Dimosthenis Eleftheriadis is the President, Treasurer and Director of Epsilon and Pinelopi Platsouka is the Vice President, Secretary and Director of Epsilon.  Mr. Eleftheriadis is a citizen of Greece and Ms. Platsouka is a citizen of Greece.

Oscar is a company established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Stylianos Giamanis is the President, Treasurer and Director of Oscar and Pinelopi Platsouka is the Vice President, Secretary and Director of Oscar. Mr. Giamanis is a citizen of Greece and Ms. Platsouka is a citizen of Greece.

Race Navigation is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Stylianos Giamanis is the President, Treasurer and Director of Race Navigation and Dimosthenis Eleftheriadis is the Vice President, Secretary and Director of Race Navigation. Mr. Giamanis is a citizen of Greece and Mr. Eleftheriadis is a citizen of Greece.

Tankers Family is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Stylianos Giamanis is the President, Treasurer and Director of Tankers Family and Dimosthenis Eleftheriadis is the Vice President, Secretary and Director of Tankers Family. Mr. Giamanis is a citizen of Greece and Mr. Eleftheriadis is a citizen of Greece.

(d. and e.) To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 33 is being filed to reflect an adjustment in the number of Common Shares issuable to Race Navigation in connection with adjustments to the exercise price of the Issuer's outstanding warrants (the "Warrants"). Pursuant to the terms of the Warrants and warrant agreements dated June 11, 2014 (each, a "Warrant Agreement") and in connection with conversions of the Issuer's Series C Convertible Preferred Stock, the Exercise Price (as defined in the Warrant Agreement) of the Warrants has been adjusted to $0.40 and the number of common shares of the Company purchasable by each Warrant is 6.23 Warrant Shares (as defined in the Warrant Agreement).

As of October 9, 2017, upon exercise of 1,250,000 Warrants, Race Navigation would be issued 7,787,500 Common Shares.

This Amendment No. 33 is also being filed to reflect an increase in the number of outstanding Common Shares following the issuance of an additional 3,679,513 Common Shares from September 22, 2017 through October 9, 2017 as a result of (i) conversions of the Issuer's Series C Convertible Preferred Stock and (ii) fixed request notices submitted in connection with the common stock purchase agreement dated February 2, 2017, as amended, between the Issuer and Kalani Investments Limited. The aforementioned information reflects the previously announced 1-for-2 reverse stock split of the Issuer's common shares that became effective as of the opening of trading on October 6, 2017.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Amendment No. 33 is hereby incorporated herein by reference.

Other than as set forth above, there are no other material changes to this Item 4 from the Schedule 13D/A filed with the Commission on September 22, 2017.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, as of October 9, 2017, there were 9,473,900 Common Shares issued and outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 2,135,118 Common Shares, representing approximately 18.4% of the outstanding Common Shares. This percentage ownership is based on 11,608,900 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 9,473,900 Common Shares outstanding and (ii) 2,135,000 Common Shares issuable upon the conversion of $1.3 million of outstanding debt held by Family Trading under the Amended Family Trading Credit Facility. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,135,118 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,135,118 Common Shares.

Sovereign may be deemed to beneficially own 27 Common Shares, representing less than 0.1% of the outstanding Common Shares. Sovereign has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 27 Common Shares. Sovereign has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 27 Common Shares.

Epsilon may be deemed to beneficially own 12 Common Shares, representing less than 0.1% of the outstanding Common Shares. Epsilon has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 12 Common Shares. Epsilon has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 12 Common Shares.

Oscar may be deemed to beneficially own 8 Common Shares, representing less than 0.1% of the outstanding Common Shares. Oscar has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 8 Common Shares. Oscar has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 8 Common Shares.

Race Navigation may be deemed to beneficially own 7,787,514 Common Shares, representing approximately 45.1% of the outstanding Common Shares. This percentage ownership is based on 17,261,400 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 9,473,900 Common Shares outstanding and (ii) 7,787,500 Common Shares issuable upon the exercise of all of the 1,250,000 Warrants currently held by Race Navigation. Race Navigation has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 7,787,514 Common Shares.  Race Navigation has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 7,787,514 Common Shares.

Tankers Family may be deemed to beneficially own 10 Common Shares, representing less than 0.1% of the outstanding Common Shares. Tankers Family has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 10 Common Shares. Tankers Family has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 10 Common Shares. Tankers Family also beneficially owns 100,000 shares of Series D Preferred Stock. One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. See Item 6.

The Trust may be deemed to beneficially own 9,922,691 Common Shares, representing approximately 51.2% of the outstanding Common Shares. This percentage ownership is based on 19,396,400 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 9,473,900 Common Shares outstanding, (ii) 7,787,500 Common Shares issuable upon the exercise of all of the 1,250,000 Warrants currently held by Race Navigation and (iii) 2,135,000 Common Shares issuable upon the conversion of $1.3 million of outstanding debt held by Family Trading under the Amended Family Trading Credit Facility. The Trustee of the Trust has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 9,922,691 Common Shares. The Trustee of the Trust has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition 9,922,691 Common Shares.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D/A and this Amendment No. 33. Voting and disposition of the Common Shares held by the Reporting Persons require the approval of the Trustee of the Trust.

(c.) Except for those transactions described herein (see Item 3), to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 of this Amendment No. 33 is hereby incorporated herein by reference.

Amended Family Trading Credit Facility

The Issuer previously entered into an agreement with Family Trading pursuant to which Family Trading lent the Issuer up to $15.0 million under an unsecured revolving credit facility (the "Family Trading Credit Facility") in order to fund the Issuer's newbuilding program and working capital relating to its operating vessels. The Family Trading Credit Facility was due to be repaid December 31, 2016 but the maturity was extended until February 28, 2017.

On February 21, 2017, the Issuer amended and restated the Family Trading Credit Facility (the "Amended Family Trading Credit Facility") in order to, among other things, remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when the Issuer raises capital through the issuance of certain securities, remove the revolving feature of the facility, and extend the facility for up to three years. Further, under the terms of the Amended Family Trading Credit Facility, if the Issuer raises capital via the issuance of warrants, debt or equity, it is obliged to repay any amounts due under the Amended Family Trading Credit Facility and any accrued interest and fees up to the time of the issuance in cash or in Common Shares at Family Trading's option. Family Trading retains the right to delay this mandatory repayment at its absolute discretion. For the first six months after the execution of the facility, no more than $3.5 million can be mandatorily prepaid in cash. Subject to certain adjustments pursuant to the terms of the Amended Family Trading Credit Facility, the number of common shares to be issued as repayment of the amounts outstanding under the facility will be calculated by dividing the amount redeemed by 80% of the lowest daily volume weighted average price of the common shares on the Nasdaq Capital Market during the twenty consecutive trading days ending on the trading day prior to the payment date (the "Applicable Price"), provided, however, that at no time shall the Applicable Price be lower than $0.60 per common share (the "Floor Price").

Further, in the case where the Issuer raises capital (whether publicly or privately) and the Applicable Price is higher than the lowest of (henceforth the "Issuance Price"):

a.	the price per share issued upon an equity offering of the Issuer;

b.	the exercise price of warrants or options for Common Shares;

c.	the conversion price of any convertible security into Common Shares; or

d.	the implied exchange price of the Common Shares pursuant to an asset to equity or liability to equity swap,

then the Applicable Price will be reduced to the Issuance Price. Finally, in case the Applicable Price is higher than the exercise price of the Warrants, the Applicable Price will be reduced to the exercise price of such outstanding Warrants.

As of October 9, 2017, upon conversion at $0.60 (Floor Price) of $1.3 million currently outstanding under the Amended Family Trading Credit Facility, Family Trading would receive 2,135,000 Common Shares.

Series D Preferred Stock

On April 21, 2017, the Issuer was informed by one of its senior lenders, ABN Amro Bank N.V. ("ABN Amro"), that the Issuer was in breach of a loan covenant that requires that any member of the family of Mr. Evangelos Pistiolis, the Issuer's President, Chairman and Chief Executive Officer, maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of the outstanding Common Shares. ABN Amro requested that either the family of Mr. Evangelos Pistiolis maintain an ownership interest of at least 30% of the outstanding Common Shares or maintain a voting rights interest of above 50% in the Company. In order to regain compliance with the loan covenant, on April 27, 2017, the Issuer's board of directors authorized the Company to create a new class of non-convertible preferred stock with voting power of one thousand (1,000) Common Shares per preferred share and grant 100,000 of these preferred shares to the Pistiolis family.

On May 8, 2017, the Issuer issued 100,000 shares of Series D Preferred Stock to Tankers Family. One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. Shares of the Series D Preferred Stock are not convertible into Common Shares and have no dividend or other economic rights.

To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 33, there are no other materials changes to this Item 6 from the Schedule 13D/A filed with the Commission on September 22, 2017.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Undertaking.

Exhibit B	Amended Family Trading Credit Facility (incorporated by reference to the Reporting Persons' Schedule 13D/A filed with the Commission on March 1, 2017).

Exhibit C
Form of Warrant Agreement (incorporated by reference to the Issuer's Post-Effective Amendment No. 1 to the Registration Statement on Form F-1, filed with the Commission on May 9, 2016 (File No. 333-194690)).

Exhibit D	Statement of Designations of Series D Preferred Shares (incorporated by reference to the Issuer's Current Report on Form 6-K, filed with the Commission on May 8, 2017).

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2017	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Director

SOVEREIGN HOLDINGS INC.

	By:	/s/ Annita Hadjipaschali
	Name:	Annita Hadjipaschali
	Title:	President / Director

OSCAR SHIPHOLDING LTD

	By:	/s/ Pinelopi Platsouka
	Name:	Pinelopi Platsouka
	Title:	Vice President / Secretary

EPSILON HOLDINGS INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Treasurer/Director

RACE NAVIGATION INC.

	By:	/s/ Stylianos Giamanis
	Name:	Stylianos Giamanis
	Title:	President/Treasurer/Director

TANKERS FAMILY INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of TOP Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: October 10, 2017	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President / Director

SOVEREIGN HOLDINGS INC.

	By:	/s/ Annita Hadjipaschali
	Name:	Annita Hadjipaschali
	Title:	President / Director

OSCAR SHIPHOLDING LTD

	By:	/s/ Pinelopi Platsouka
	Name:	Pinelopi Platsouka
	Title:	Vice President / Secretary

EPSILON HOLDINGS INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Treasurer/Director

RACE NAVIGATION INC.

	By:	/s/ Stylianos Giamanis
	Name:	Stylianos Giamanis
	Title:	President/Treasurer/Director

TANKERS FAMILY INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director